Delisting Determination, The Nasdaq Stock Market, LLC, December 27, 2023, Bellerophon Therapeutics, Inc.
The Nasdaq Stock Market LLC (the Exchange) has determined to remove from listing the securities of Bellerophon Therapeutics, Inc., effective at the opening of the trading session on January 8, 2024.
Based on review of information provided by the Company, Nasdaq
Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rules 5101 and 5550(a)(2).
The Company was notified of the Staff determination on July 19, 2023. On July 26, 2023, the Company exercised its right to appeal the Staff determination to the Listing Qualifications Hearings Panel (Panel) pursuant to Rule 5815. A Panel hearing was held on September
21, 2023. On October 2, 2023, upon review of the information provided by the Company, the Panel determined to grant the Company request to remain listed in the Exchange subject to a series of milestones.
Based on the Company failure to meet the terms of the exception, on October 12, 2023, the Panel issued a final decision denying the Company continued listing and notified the Company that trading in the Company securities would be suspended on October
16, 2023. The Company did not appeal the Panel decision to the Nasdaq Listing and Hearing Review Council (Council) and the
Council did not call the matter for review. The Staff determination to delist the Company became final on November 27, 2023.